February 22, 2007

Attention:	John Hartz
Senior Assistant Chief Accountant

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-0404

Re:                               Casella Waste Systems, Inc.
Form 10-K for the fiscal year ended April 30, 2006
Form 10-Q for the period ended October 31, 2006
File No. 0-23211

Dear Mr. Hartz:

Set forth below are responses to the comments provided to Casella Waste Systems, Inc. (“Casella” or the “Company”) by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 24, 2007 (the “Letter”).  The responses are keyed to the numbering of the comments in the Letter and the headings used in the Letter.  Capitalized terms used and not defined in this letter have the meanings ascribed to them in the Form 10-K.

Form 10-K for the fiscal year ended April 30, 2006

Legal Proceedings, Note 11(c)

Comment 1:                               We note the following legal proceedings discussed in this section:

- North Country Environmental Services;

- City of Biddeford, Maine;

- The Clean Air Act issue;

- Town of Hardwick, Massachusetts issue;

- City of Lewiston, Maine issue; and

- Chittenden County, Vermont fatality.

We note that of the above legal proceedings, only North Country Environmental Services is disclosed in the Form 10-Q for the period ended October 31, 2006. Confirm to us that you concluded that any loss that could be material to your financial condition, results of operations or cash flow relating to any undisclosed proceedings was considered remote at the time you filed your report.

Response 1:

We hereby confirm that, at the date of the report, we had concluded that any loss that could be material to our financial condition, results of operations or cash flow relating to any undisclosed proceedings was considered remote.

Comment 2:

In future filings, where you discuss contingent liabilities, please disclose the reasonably possible range of loss for each contingency, or explain that an estimate cannot be made. In some circumstances it may be necessary to disclose the amount accrued. See SFAS 5 and Staff Accounting Bulletin 5:Y for more guidance on this issue.

Response 2:	We will comply with your request in future filings, as applicable.

Form 10-Q for the period ended October 31, 2006

Environmental Liabilities, Note 6

Comment 3:

We note that your conclusion as to materiality in the last sentence (consistent with your Form 10-K), does not address the potential adverse impact on cash flows. Tell us whether it is reasonably possible that environmental liabilities, either individually, or in the aggregate, could be material to your cash flows or liquidity. If so, please advise us in more detail. If not please expand your disclosures in future filings to encompass cash flows in your conclusions.

Response 3:

We confirm that we believe that it is not reasonably possible that environmental liabilities, either individually, or in the aggregate, could be material to our cash flows or liquidity. We will expand our disclosures in future filings to encompass cash flows.

Comment 4:

In order for us to better understand your conclusions, please provide us with a roll-forward analysis of your environmental remediation costs for each period presented. Show beginning balances, amounts expensed, expenditures, and ending balances. Tell us the related reasonably possible range of loss, in aggregate, as of October 31, 2006.

Response 4:	We are presently only aware of two environmental remediation liabilities; ground water remediation at our Schulz landfill and a state watch list liability at our Potsdam, NY facility.

At Schulz, a site which we operated for a period of time immediately before its closure, the landfill has been closed and capped with a synthetic liner and the closure approved by the New York State Department of Environmental Conservation (“NYSDEC”). The Company committed to a period of five years of normal post closure monitoring as well as operation of the existing ground water pump and treat system, which can be considered to be remediation. The site is approaching its second full year of closure. The costs of the post closure period have been estimated and fully accrued. The total remaining ground water pumping is estimated to cost $267,000. See the roll forward schedule attached.

The Potsdam, NY watch list site consists of a 25-acre scrap yard and solid waste transfer station. Historically, the site was operated as a scrap and salvage yard that received scrap and materials containing polychorinated biphenyls (“PCBs”). A portion of the property was previously remediated which largely contained materials generated by General Motors. The site was placed on the New York Inactive Hazardous Waste Site List (“Site List”) on December 13, 1995.

Casella purchased the Potsdam assets in 1998, and that transaction included indemnity provisions relating to the Site List matter including the establishment of a stock escrow account.

A consent order for a remedial investigation/feasibility study was signed by the Company and several other potentially responsible parties (“PRPs”) on December 20, 2000. After many months of delay followed by several years of extensive soil, water, and biota sampling and testing, a remedial investigation of the site was completed in 2005 which documented residual contamination comprised of PCB oily waste, soils contaminated with PCBs, heavy metals, volatile organic compounds and semi-volatile organic compounds. Sediments contaminated with PCBs were also found on-site and within an off-site drainage ditch.

We expect that the feasibility study (“F/S”) phase of the project will soon be initiated to explore a number of options for remediation of the site ranging from a no-action alternative to the extreme case of excavating the bulk of the soils on the site with on-site treatment. Following completion of the F/S and issuance of a record of decision by the NYSDEC, a remedial design/remedial action plan will be developed to address remediation of the site. The current (active) PRP group consists of the Company’s wholly owned subsidiary, Waste Stream, Inc., National Grid (Niagara Mohawk), and General Motors. Other PRPs have been identified, including Reynolds Metals.

At the time of filing, we believed that the possibility of this liability being material to our cash flows or liquidity was remote.  It is presently impossible to meaningfully determine a range of what the dollar cost of our potential participation in the remediation may be, principally because (i) there is a wide range of remediation options under consideration (ii) and other PRPs will be required to contribute to the remediation. Furthermore, the Company is entitled to certain indemnification rights against the persons who sold it the property, in the form of a combination of a return to the Company of certain stock issued to those persons as a part of the purchase price for the acquisition, and the payment of cash. For that reason, no accrual has been made.

We also acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone me at (802) 775-0825.

Sincerely yours,

/s/ Richard A. Norris
Richard A. Norris
Senior Vice-President, Chief Financial Officer

Casella Waste Systems, Inc.
Post Closure and Environmental Remediation
Six Months Ended October 31, 2005 and 2006
(In Thousands)

Schultz Landfill

	Fiscal Year 2006		Fiscal Year 2007
	Post Closure	Environmental Remediation	Post Closure	Environmental Remediation
Beginning Balance, April 30	$955	$206	$731	$271

Expenditures	$(6)	$—	$(34)	$(16)

Expensed	$45	$10	$45	$12

Ending Balance, October 31	$994	$216	$742	$267